Division of Corporate Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Kyto Technology & Life Science, Inc.
Form 10-K for the fiscal year ended March 31, 2021
Filed August 10, 2021
File Number 000-50390

SEC Comment

Cover page:

1.	Please confirm you will update the cover page in future filings to include the most recent version required by the Form 10-K.

Confirmed.

Notes to the Financial Statements

Note 1 Nature of Business and Summary of Significant Accounting Policies (L) Basis of Accounting and Recent Accounting Pronouncements, page F-16

2a.	You state that in March 2020, you adopted Topic 946. Please address the following:
Provide us an analysis of how you meet the criteria to report under ASC 946. Specifically address ASC 946-10-15-5 through 15-9 and ASC 946-10-55.

The Company’s business plan is focused on the development of early-stage technology and life science businesses through early-stage investment funding relying on exemption 3(c)(1) to continue reporting as a 1934 Act filer from April 2018 to February 2022 . Additionally, between April 2018 and March 2022, the Company has raised approximately $13.5 million in equity capital from accredited investors with the objective to invest money raised in early-stage start-up companies in technology, life sciences, and fintech.

The Company’s primary business activity involves investing cash, usually in the securities of other entities not under common management, for current income, appreciation, or both. The Company believes that its financial statements should be prepared using the specialized accounting principles under FASB Codification Topic 946, Financial Services – Investment Companies (ASC 946) (Investment Company accounting) because the Company intends to operate in a manner that is consistent with the attributes necessary for an entity to use investment company accounting and report its investment assets at fair value. In addition, the Company believes that recognizing the Company’s assets at fair value on a recurring basis as required by ASC 946 will provide investors with useful information about the performance of the Company’s investments and provide a more appropriate basis of comparison to other entities with similar investment objectives (for example, business development companies (BDCs), which use Investment Company accounting).

The following is an analysis of the key provisions of ASC 946 that support our conclusion that the Company met and continues to meet the reporting criteria under ASC 946. An investment company, as described in ASC 946-10-15-6, has the following fundamental characteristics:

(a) an entity that (i) obtains funds from one or more investors and provides the investor(s) with investment management services and (ii) commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

●	As of March 2020, we estimated that the Company had approximately 81 third-party beneficial holders of its common and preferred shares. Of the approximately 5.8 million shares of common and 5.0 million shares of preferred (Series A and B) outstanding as of March 31, 2020 and approximately 10 million shares of common and 7.8 million shares of preferred (Series A and B) outstanding as of March 31, 2021, over 79 % are held by non-affiliated shareholders.

The Company’s objective is to generate attractive, risk-adjusted total returns for its shareholders by making investments that it believes compensates it appropriately for the risks associated with them. The Company spreads its risk by taking minority positions, typically less than 5%, and is not in a position to manage or control the investments it makes in its portfolio company investments. It provides advice to its portfolio companies only when requested. The Company does not get involved in any business relationships, financial guarantees, and purchases to or from them, asset sharing, or activities other than investment for gain.

Given these business objectives, in conducting its business the Company expects to make gains on its investment, as and when portfolio companies have an exit transaction either via being acquired or a public transaction via an initial public offering. The Company’s primary source of income is expected to be the liquidation of its investments via exit transactions entered into by its portfolio companies (i.e., realized gains from its sales of investments). As a result, we believe that the Company meets the requirements of (a) above.

(b) the entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

●	Substantially all of the Company’s activities, assets, and liabilities are related to the Company’s investment activities. The Company’s primary source of income has been and is expected to continue to be appreciation of investments in its portfolio companies

As a result, we believe that the Company meets the requirements of (b) above.

ASC 946-10-15-7 provides that an investment company also has the following typical characteristics:

a) It has more than one investment.

●	The Company has investments in over 70 companies.

b) It has more than one investor.

●	As of March 2020, we estimated that the Company had approximately 81 beneficial holders of its common and preferred shares.

c) It has investors that are not related parties of the parent entity (if there is a parent) and the investment manager.

●	Currently, as of March 22, 2022, of the approximately 16 million common shares and 13.2 million preferred shares outstanding, over 79% are held by non-affiliated shareholders.

d) It has ownership interests in the form of equity or partnership interests.

●	The Company has ownership interests in the form of common and preferred shares.

e) It manages substantially all of its investments on a fair value basis.

●	The Company manages all of its investments on a fair value basis. Further, fair value is a key component of how the Company evaluates the performance of its investments.

The Company has all of the above typical characteristics, thereby further supporting our conclusion that the Company met and continues to meet the definition of an investment company under ASC 946.

Paragraphs 946-10-55-4 through 55-10 provide additional guidance for determining whether the Company has the fundamental characteristics of an investment company. We have evaluated each as follows:

Evidence of an Entity’s Business Purpose and Substantive Activities

946-10-55-4: An investment company should have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to the exception in the following paragraph.

●	The Company advises the Staff that the Company does not have substantive activities other than its investing activities. Further, the Company does not have significant assets or liabilities other than those relating to its investing activities.

946-10-55-5: An investment company may provide investing-related services (for example, investment advisory or transfer agent services) to other entities, directly or indirectly through an investment in an entity that provides those services, as long as those services are not substantive. However, an investment company may provide substantive investing-related services, directly or indirectly through an investment in an entity that provides those services, if the substantive services are provided to the investment company only.

●	The Company does not provide investing-related services to other entities.

946-10-55-6: Evidence of the entity’s business purpose and substantive activities may be included in the entity’s offering memorandum, publications distributed by the entity, and other corporate or partnership documents that indicate the investment objectives of the entity. Evidence of the entity’s business purpose and substantive activities also may include the manner in which the entity presents itself to other parties (such as potential investors or potential investees). For example, an entity that presents its business to its investors as having the objective of investing for capital appreciation has characteristics that are consistent with the business purpose and substantive activities of an investment company. Alternatively, an entity that presents itself as an investor whose objective is jointly developing, producing, or marketing products with its investees has characteristics that are inconsistent with the business purpose and substantive activities of an investment company.

●	The following is an overview, which we use in our public communications to shareholders and other interested parties to describe the Company and its business. It presents a clear emphasis on investing activities, and serves as the foundation for our conclusion that we continue to meet the definition of an investment company under ASC 946:

The Company primarily invests in private corporate convertible debt and equity securities. At December 31, 2021, the Company had invested $9.0 million in 133 investments across 69 unrelated portfolio companies. The investments are in the form of equity, convertible notes, SAFEs or other ownership units and are carried on a fair value basis.

The Company’s business description clearly evidences that its focus is solely around investing activities. This description is included in its filings with the Commission, including Forms 10-Q and 10-K, as well as the registration statement on Form N-2. The Company does not present itself as an investor whose focus is to jointly develop, produce or market products with its investees.

946-10-55-7: An entity’s investment plans also provide evidence of its business purpose and substantive activities. Accordingly, an investment company whose business purpose and substantive activities include realizing capital appreciation should have an exit strategy for how it plans to realize the capital appreciation of its investments. Although the entity may not yet have determined the specific method or timing of disposing of an investment, the fact that it has identified potential exit strategies through which it can realize capital appreciation provides evidence that its business purpose and substantive activities are consistent with those of an investment company. The entity need not document specific exit strategies for each individual investment held for the purpose of realizing capital appreciation but should identify potential exit strategies for different types or portfolios of investments held with the purpose of realizing capital appreciation.

Disposal of investments only during liquidation or to satisfy investor redemptions are not exit strategies. Therefore, an entity should have a plan to dispose of its investments before liquidation when its business purpose and substantive activities include realizing capital appreciation. An investment company whose business purpose and substantive activities are to invest for returns only from investment income does not require an exit strategy for its investments.

●	As stated above, substantially all of the Company’s assets are held for capital appreciation, with the expectation that there will be M&A activity among the portfolio companies bringing realized gains and liquid proceeds within a period of 4 to 5 years from date of investment. With respect to these holdings, the Company frequently cites its limited level of portfolio turnover. The Company’s investments in its portfolio companies are generally not actively traded.

946-10-55-8: An entity would not be an investment company if the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. Examples of relationships and activities that would be inconsistent with the characteristics of an investment company include any of the following:

a. The entity or its affiliates acquire, use, exchange, or exploit the processes, assets, or technology of an investee or its affiliates. This includes the entity or its affiliates having disproportionate or exclusive rights to acquire assets, technology, products, or services of an investee or its affiliates (for example, by holding an option to purchase an asset from an investee if the asset’s development is deemed successful).

b. There are other arrangements between the entity or its affiliates and an investee or its affiliates to jointly develop, produce, market, or provide products or services.

c. An investee or its affiliates provide financing guarantees or assets to serve as collateral for borrowing arrangements of the entity or its affiliates to provide returns or with the objective of providing returns other than capital appreciation or investment income. The guidance in this paragraph does not prohibit an investment company from using its investments in its investees as collateral for any of its borrowings.

d. An affiliate of the entity holds an option to purchase from the entity ownership interests in an investee at an amount other than fair value.

e. There are transactions between the entity or its affiliates and an investee or its affiliates that meet any of the following:

1.	They are on terms that are unavailable to entities that are not affiliates of the investee.

2.	They are not at fair value or are not conducted at arm’s length.

3.	They represent a substantive portion of the investee’s or the entity’s business activities, including business activities of affiliates of the entity or affiliates of the investee.

●	In reviewing the guidance provided by ASC 946-10-55-8 (a. through e.) above, the Company notes that it does not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or possibly investment income.

As of March 31, 2021 and 2020, the Company held equity and debt investments in numerous companies, which represented 83% and 99% of the Company’s total assets and net asset value, respectively. All investment made were negotiated on an arm’s-length basis. We further note that the Company has no significant influence with respect to these investees. Accordingly, the Company’s only substantive activities are investing its funds solely for returns from capital appreciation and/or investment income.

946-10-55-9: An investment company may have a strategy to invest in more than one investee in the same industry, market, or geographical area to benefit from synergies that increase the returns from capital appreciation and investment income from those investments. Transactions between an entity’s investees should not affect the entity’s assessment of whether it is an investment company unless those transactions result in the entity obtaining returns or benefits other than capital appreciation or investment income.

●	To our knowledge, there are no transactions among the Company’s investees that would result in the Company’s obtaining returns or benefits other than capital appreciation or investment income.

946-10-55-10 :An investment company may provide both of the following services to an investee, either directly or through an investment in an entity that provides those services, only if those services are provided for the purpose of maximizing returns from capital appreciation, investment income, or both (rather than other benefits) and do not represent a separate substantial business activity or separate substantial source of income for the investment company:

a. Assistance with day-to-day management of the operations of an investee.

b. Financial support, such as a loan, capital commitment, or guarantee.

As discussed above, the Company holds non-substantive equity and debt investments in its investees. We further note that the Company has no significant influence with respect to these investees and may from time to time may make an additional investment in the investee, in order to enhance longer term enterprise value. The Company does not have controlling interests in, nor is it involved in the day-to-day management of these companies and it lacks the ability and intent to operate their businesses. Any services provided by the Company to its investees do not represent a separate substantial business activity or separate substantial source of income for the Company.

946-10-55-12: An investment company typically holds multiple investments at the same time to diversify its risk and maximize its returns from capital appreciation, investment income, or both. Investments typically consist of securities of other entities, but also may include commodities, securities based on indexes, securities sold short, derivative instruments, real estate properties, and other forms of investments.

As noted above the Company does hold multiple investments at the same time to diversify its risk and maximize its returns from capital appreciation. Investments consist of securities of other entities.

946-10-55-16: An investment company typically pools funds from multiple investors and provides them with investment management services, including access to investment opportunities unobtainable by individual investors. Having multiple investors makes it less likely that the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

The Company has multiple unrelated investors and provides access to investment opportunities unobtainable by individual investors.

946-10-55-19: An investment company typically has investors that are not related parties of the parent (if there is a parent) or the investment manager. Those unrelated investors, in aggregate, hold a significant interest in the investment company. Having investors that are not related parties of the parent or the investment manager makes it less likely that the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

The Company’s investors are not related parties.

946-10-55-23: Ownership interests in an investment company are typically in the form of equity or partnership interests. Each ownership interest represents a specifically identifiable portion of the net assets of the investment company. An investor in an investment company contributes funds to acquire ownership interests, and the value of those interests is dependent on the changes in the fair value of the underlying investments of the investment company.

The Company’s ownership interests meet the above criteria.

946-10-55-24: Having multiple classes of equity instruments, such as shares with distinct rights or rights that do not represent a proportionate interest in all of the underlying investments of the investment company, does not preclude an entity from meeting this characteristic of an investment company.

The Company’s ownership interests meet the above criteria.

946-10-55-27 An investment company typically manages substantially all of its investments on a fair value basis.

The Company values its investments on a fair value basis.

Summary:

The Company considered the existing guidance in the Scope and Scope Exception section of ASC 946 (section 946-10-15) in reaching the conclusion that the Company should follow the accounting and financial reporting guidance of ASC 946. The Company’s primary objective is to generate attractive risk-adjusted returns for its shareholders, consisting of both current income and long-term capital appreciation. The Company does not either: “a) acquire or hold investments for strategic operating purposes;” or “b) obtain benefits (other than current income, capital appreciation, or both) from investees that are unavailable to non-investor entities that are not related parties to the investee.” The Company does not plan to obtain benefits other than as an investor. The Company has reviewed the examples provided in ASC 946-10-55-16 and does not plan to enter into any arrangements, transactions, or joint ventures with any of the investees other than the Company’s investment in the investee. Considering all the facts and circumstances, the Company’s activities are consistent with those of an investment company.

SEC Comment

2b. We note that the Form 10-K for the year ended March 31, 2020 stated the company was complying with ASC 946, but the financial statements included a Balance Sheet and Statement of Shareholders’ Equity instead of a Statement of Assets and Liabilities and Statement of Changes in Net Assets. Those financial statements have been revised in the current 10-K with the auditor’s opinion changed to reflect the new financial statements included in the current 10-K. Please tell us why the change did not result in a restatement with the disclosures required by ASC 250.

There was no accounting change from fiscal year 2020 to 2021. The adoption of ASC 946 occurred in March 2020 for fiscal year 2020. We do not believe that a correction of an error occurred in accordance with ASC 250. As noted below the balances reported in the annual report of fiscal year 2021 for 2020 were the same as 2020 for 2020. There was a change in the naming of the statements from 2020 to 2021 which did not impact the reported investments, total assets, equity and net income. Additionally, the fiscal year 2020 statements included the required schedule of investments. The balances and presentation are consistent between fiscal years 2021 and 2020. The reclassifications were properly reflected in the 2021 financial statement in accordance with ASC 250 and disclosed in the footnote.

We considered the guidance in ASC 250-10-05-4 and 250-10-45-27. We note that the correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. None of the changes impacted total assets or income of the trend of earnings and as such are clearly not errors.

Reclassifications

Sometimes it is necessary for reporting entities to reclassify an amount from a prior period from one financial statement caption to another for comparability with the current period. For example, if a balance becomes large enough to require a separate line item in the current period financial statements, the prior period balance should also be shown on the same line item for comparability. In these circumstances, as discussed in ASC 205-10-50-1, the basis of presentation note should include disclosure to indicate that the change in the prior period was made to conform to the current period presentation and explain the nature and magnitude of the change. We included a footnote in the fiscal 2021 financial statements of the key reclassifications that were made.

Per ASC 205-10-50-1 if, because of reclassifications or for other reasons, changes have occurred in the manner of or basis for presenting corresponding items for two or more periods, information shall be furnished that will explain the change. This procedure is in conformity with the well-recognized principle that any change in practice that affects comparability of financial statements shall be disclosed.

There were no adjustments to the financial statements that impacted income or would be considered to be a correction of an error. The following shows the presentation amounts in fiscal year 2021 financial statements for fiscal year 2020 balances which are consistent with the presentation amounts in the 2020 financial statements for 2020 balances.

	In 2021 FS	In 2020 FS
Investments at fair value	$2,665,499	$2,665,499
Total Assets	2,699,755	2,699,755
Total Net Assets	2,667,611	2,667,611

Interest and other income	14,150	14,150
Total expenses/ General and administrative	726,503	726,503
Net change in unrealized gain (loss) from investments/ Write-down of investments to market value	61,046	61,046
Net increase (decrease) in net assets resulting from operations/ Net Loss	(773,399)	(773,399)
Net increase (decrease) in net assets resulting from operations per common share	$(0.13)	$(0.13)

As noted in ASC 250, if the changes have occurred in the manner of or basis for presenting corresponding items for two or more periods, information shall be furnished that will explain the change. In the fiscal 2021 financial statements a footnote explanation was made that reflects the reclassifications, as follows:

“(N) RECLASSIFICATIONS (Excerpt from Fiscal Year 2021 Notes to Financial Statements)

Certain prior period amounts have been reclassified to conform to the current period presentation. As of March 31, 2020 the Company treated all of its investment portfolio as Level 3 assets in determining the fair value of its investments. In reviewing the portfolio as of March 31, 2021 it was determined that one of the investments consisted of shares of common stock, tradable on the Toronto venture exchange, and, accordingly an investment of $73,500 was reclassified from Level 3 to Level 1. This reclassification represented 3% of net assets as of March 31, 2020, and did not affect results of operations, net assets or any debt or equity covenants and was considered immaterial.”

In the financial statements for the year ended March 31, 2020, cash spent on the purchase of investments was recorded under the heading Cash used in investing activities in the Statement of Cash Flows. In the Financial Statements for the year ended March 31, 2021 , cash spent on the purchase of investments is shown as Cash used in operating activities.

The change from Balance Sheet to Statement of Assets and Liabilities is not considered to be material to warrant a restatement as no financial information changed. As noted above a Statement of Investment was included in fiscal year 2020 financial statements. A registrant may correct errors related to the accounting issues described above by reflecting them in its most recent Form 10-K. The Company has done this in the 2021 Form 10-K. Additionally, the current information in the fiscal year 2021 annual report on Form 10-K is consistent with ASC 946 guidance, and as such any retroactive change for fiscal year 2020 would not be meaningful.

We believe this should address all questions raised by the letter. Since the changes referenced were not material and corrections were made in the most recent Form 10-K we respectfully request prompt disposition of this matter.

Respectfully submitted,

/S/ Simon Westbrook, CFO